Exhibit 99.1

Stevanato Group S.p.A.

"Third Quarter Financial Results Conference Call"

Tuesday, November 03, 2026, 14:30 CET

Moderators:	Franco Stevanato, Chairman and Chief Executive Officer
Marco Dal Lago, Chief Financial Officer
Lisa Miles, Chief Communications & Investor Relations Officer

Operator:

Good afternoon. This is the Chorus Call conference operator. Welcome and thank you for joining the Stevanato Group Third Quarter Financial Results Conference Call. As a reminder, all participants are in listen-only mode and after the presentation, there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing "*" and "0" on their telephone.

At this time, I would like to turn the conference over to Ms. Lisa Miles, Chief Communication & IR Officer. Please go ahead, madam.

Lisa Miles:

Good morning, and thank you for joining us. With me today is Franco Stevanato, Chairman and Chief Executive Officer and Marco Dal Lago, Chief Financial Officer. We have posted a presentation to accompany today's results on the Investor Relations page of our website, which can be located under the financial results tab.

I want to remind everyone that some statements being made today are forward-looking and based on current expectations. Actual results may differ materially due to risks outlined in Item 3D, Risk Factors, of our most recent Annual Report on Form 20-F filed with the SEC. Please review the safe harbor statement included at the beginning of today's presentation and in our press release.

The company undertakes no obligation to revise or update these forward-looking statements, except as required by law. Today's presentation may include non-GAAP financial information. Management uses these measures internally to assess performance and believes they may be helpful for investors in evaluating the quality of our financial results, identifying trends in our performance, and providing meaningful period-to-period comparisons.

Please note that for today's call, we are introducing a new non-GAAP measure, organic revenue, for the purpose of offering a proper year-on-year comparison. Organic revenue is defined as reported revenue excluding the effects of divestments and/or acquisitions, and the impacts of foreign currency translation. For a reconciliation of these non-GAAP measures, please refer to the company's most recent earnings press release.

And with that, I will now hand the call over to Franco Stevanato.

Franco Stevanato:

Thank you for joining us. Today, we'll review our third quarter performance, share an update on market trends, and discuss the current market environment. Our third quarter financial results were in line with our expectations. Reported and organic revenue grew 8%, high-value solutions represented 46% of the total revenue, and the adjusted EBITDA increased 150 basis points to 27.2%, compared to the third quarter of 2025.

Revenue growth was driven by an 11% increase, on an organic basis, in the Biopharmaceutical and Diagnostic Solutions Segment, which offset a 12% decline in the Engineering Segment. Revenue related to GLP1s decreased in the third quarter and was approximately 17% to 18% of the total company revenue.

Revenue from non-GLP biologics increased over 30% in the quarter, offsetting the decline from GLP1s. And on a year-to-date basis, revenue from non-GLP biologics was up 13%, demonstrating once again the diversity of the broader demand landscape. In the second and third quarters of fiscal 2026, we recorded variable compensation in the BDS segment tied to lower volumes, mostly related to GLP1 therapies.

Turning to next year, we are working through the binding forecast process with our customers. Forecasts are consistent with the trends we experienced thus far in 2026, with increasing demand across our high-value portfolio from most of our customers.

However, within our GLP portfolio, we now expect lower volumes than previously anticipated for 2027. This was not entirely unexpected, and we started taking action several months ago to offset this impact. For example, the flexibility of our global operations allowed us to move some capacity to different regions to accommodate higher demand from other customers.

More importantly, we currently expect consistent strong demand in non-GLP biologics in 2027. We are still in the process of finalizing customer production forecasts for next year, and we are confident that we have already backfilled the majority of this revenue. But we now expect this will result in a temporary moderation of growth in fiscal 2027.

Looking ahead, GLPs remain a phenomenal drug class, and we expect to continue to benefit in the long term. Currently our GLP revenue is predominantly tied to commercial products from the main originators. However, we are actively working with over 30 global customers for multiple programs in various stages of clinical development. These new customer programs are expected to play an important role in future growth, and they utilize high-value products, including our EZ-fill® platform and proprietary delivery devices. Today, the global patient penetration is well below 10%, and the opportunity remains significant and largely untapped.

The overall demand environment for injectable biologics remains structurally strong, underpinned by long-term durable tailwinds. Scientific innovation is driving global pipelines with novel therapies expanding patients' reach. Moreover, technology advancements are providing breakthrough solutions that enhance patient convenience and adherence. New formulation and delivery technologies allow for self-injection of highly viscous and higher volume drugs. This is critical as treatments delivered intravenously in a hospital setting transition to a subcutaneous presentation that can be administered by patients at home. This offers clear advantages for patients and in reducing healthcare costs.

Lastly, we continue to see growing demand for high-performing containment and off-the-shelf delivery systems to support the large wave of biosimilars approaching the market in the coming years. Beyond GLPs, our customers are building a wide biosimilar pipeline including assets in immunology, oncology, endocrinology and other therapeutic areas, that will expand patient access globally and represent a very attractive opportunity for us in the medium and long term.

In response to these market trends, we are squarely focused on meeting customer needs with new technology, innovation and additional production capacity. Our Alba® syringe platform is a great example of this innovation. It is our highest performing syringe platform and has unique features that have led to growing market demand. In recent weeks we qualified our first high-volume Alba® syringe line, in our Piombino Dese plant. Customer demand also remains solid across other EZ-fill® platforms. We continue to run production of our EZ-fill® cartridges at full utilization, and we are progressively increasing production for EZ-fill® vials, as demand continues to expand to a larger set of customers.

Moving to Delivery Devices, the opportunity pipeline for our proprietary platform continues to grow. Our Alina®, Aidaptus® and Deora® platforms are in various stages of evaluation for a diverse range of biologic applications, mainly biosimilars, including GLPs and metabolic diseases, endocrinology, immunology, cardiovascular diseases and other therapeutic areas.

Our customers' needs are clear, pointing at solutions that enhance patient usability and adherence, derisk supply chain, provide a better answer to new drug product requirements of modern formulations, and lastly, increase the sustainability and efficiency profile of combination products. We believe we have the right set of products, expertise, and competencies to support our customers with a broad and unique value proposition.

Let's turn to the Engineering Segment. The operations have stabilized, and efforts under our optimization plan have created operational improvements, but financial results in the third quarter were below our expectations. We made good progress with new order intake last quarter, but we ended the third quarter below our target levels of signed new orders. This was due in part to a number of orders that have been delayed from a large customer, which put pressure on the segment in 2026.

Our guidance now reflects a slight adjustment to our full year 2026 revenue expectations for the Engineering Segment. This is expected to be fully offset by better performance in the BDS Segment and has no impact on consolidated guidance. Marco will provide more details.

Let's review the progress of our growth initiatives in US and in Italy. During the third quarter, we continued to scale these investments with discipline, further enhancing operational maturity and increasing capacity to support customer demand. In Latina, commercial operations for EZ-fill® syringes are running smoothly and we continue working on customer audit and validation activities.

Looking ahead, the team is busy preparing the facility for the next phase of expansion, which is dedicated to EZ-fill® ready-to-use cartridges. Demand for high-value cartridges remains strong, with the market expanding beyond the traditional cartridge players. Our new RTU 400 cartridge lines are the first of their kind, driving significant innovation and production capacity. This includes a new aseptic crimping process to ensure sterility at the cartridge interface and maintain closure integrity in aseptic conditions. This is one of the most distinctive features and a key enabler for protecting the final product throughout the sterile packaging flow. With new production of EZ-fill® cartridges in Latina, customers now have greater supply chain security, while at the same time it gives us greater operational flexibility.

Moving to Fishers, I'm pleased to report that the site broke-even at the gross profit margin level in the third quarter, achieving another important milestone as we scale this multiyear investment. More recently, we shipped the first commercial EZ-fill® vial order, while customer audit and validations continue, alongside ongoing line installations.

During the third quarter, we completed the buildout of the device manufacturing cleanroom. We remain on track to launch commercial volumes in the next couple of months. We are in the early phase of commercialization for our device programs. Over the next 18 months our facilities in Fishers and in Germany will be focused on a significant commercial scale-up for contract manufacturing and our proprietary Alina® pen injector.

In summary, the overall demand environment for injectable biologics remains solid, driven by strong secular tailwinds such as aging population, scientific innovation, and the rising trend of self-administration of medicine. We have positioned the business in the most attractive area of the market that require high-performance products.

Our broad product portfolio addresses these needs from our groundbreaking Alba® syringe platform to our large-volume cartridges and our integrated drug delivery systems such as our Alina® pen. Robust market demand in biologics and biosimilars give us the confidence that we can backfill the lower GLP revenue and still grow low single-digits in 2027.

I'll turn the call over to Marco for a review of our third quarter financials.

Marco Dal Lago:

Thanks, Franco. Before I begin, I'd like to clarify that all comparisons refer to the third quarter of 2025. Let's start on Page 10. In the third quarter of 2026, revenue grew 8% to €326.1 million, both on a reported basis and organically. This was driven by 11% organic growth in the BDS Segment, which offset a 12% revenue decline in the Engineering Segment. Revenue from high-value solutions increased 1% to €149.4 million, both on a reported basis and organically and accounted for 46% of total revenue.

In the third quarter of 2026, gross profit margin decreased 10 basis points to 29.1%, and was unfavorably impacted by increased utility costs, the expected higher depreciation, and lower gross profit in the Engineering Segment. This was partially offset by the combined improvements in Latina and Fishers and a better mix compared to last year.

Operating profit margin increased 110 basis points to 18.5% and adjusted operating profit margin increased 90 basis points to 19.4% in the third quarter of 2026. Net profit grew 16% in the third quarter and amounted to €41.8 million and diluted earnings per share were €0.15. On an adjusted basis, net profit increased 14% to €44 million and adjusted diluted EPS increased to €0.16. Adjusted EBITDA grew 14% to €88.8 million and adjusted EBITDA margin increased 150 basis points to 27.2% in the third quarter of 2026.

Moving to segment results on Page 11. In the third quarter of 2026, revenue from the BDS Segment was €294 million, which grew 10% and increased 11% on an organic basis. Revenue from high-value solutions was €149.4 million, increasing 1% both on an organic and reported basis, driven by EZ-fill® syringes and cartridges represented approximately 51% of segment revenue. Revenue from other containment and delivery solutions was €144.6 million, which grew 22% and increased 23% on an organic basis, driven by growth in standard syringes and cartridges, and included variable compensation tied to GLP therapies.

In the third quarter of 2026, gross profit increased by €8.9 million, and gross profit margin grew 10 basis points to 32.1%. This was driven by higher revenue, the combined improvements in Fishers and Latina and a better mix, which was offset by higher utilities and depreciation costs.

Operating profit margin grew 90 basis points to 23%. In the third quarter of 2026, revenue from the Engineering Segment decreased 12% to €32 million, primarily due to lower sales in pharma visual inspection, and assembly and packaging, which offset growth in aftersales activities.

In the third quarter of 2026, gross profit margin decreased 20 basis points to 10.2%, due to lower revenue, the timing of order intake and project execution. Cost optimization initiatives helped to improve operating profit margin by 220 basis points to 1.1%.

Please turn to the next slide for a review of our balance sheet and cash flow. We ended the quarter with cash and cash equivalents of €114.9 million and net debt of €353.7 million. We believe we have adequate liquidity to fund our strategic priorities through a combination of cash on hand, available credit lines, cash generated from operations, and the ability to access additional financing.

For the third quarter of 2026, capital expenditures totaled €44.8 million, mostly related to growth investments in the new plants, and for our device programs in Germany. In the third quarter of 2026, net cash from operating activities totaled €57.6 million. Cash used in property, plant, and equipment, and intangible assets was €36.3 million. In the third quarter of 2026, the company generated free cash flow of €21.7 million.

Please turn to the next page. We are reiterating our full year guidance and still expect revenue in the range of €1.260 billion to €1.280 billion, adjusted EBITDA between €335 million and €345.2 million, and adjusted diluted EPS is still expected to range between €0.60 and €0.62 for the fiscal year. We are updating a couple of assumptions in our full year guidance. For fiscal 2026, we now anticipate stronger growth from the BDS Segment, now growing organically double-digits at the center point of the guidance. This is expected to fully offset the slight revenue decline in the Engineering Segment compared with our previous guidance.

Revenue from the Engineering Segment is now expected to range between €124 million and €134 million. And finally, we now assume that CAPEX will range between €230 million and €240 million and net of customer contribution €215 million to €225 million.

I will now hand the call back to Franco for closing remarks.

Franco Stevanato:

In closing, in the third quarter we delivered another solid performance in line with our expectations, and we remain on track for the full year 2026 objectives. We expect that GLP will continue to be a very good tailwind for us. In the short term, the adjustments to anticipated GLP1 volume will temporarily moderate growth in 2027.

Based on what we know today, we believe we can still grow low-single-digits in 2027 driven by favorable secular trends across the broader biologics area. Without this temporary headwind in 2027, we believe that we would have grown in line with our long-range plan of high-single-digits to low-double-digits. We expect that our main KPIs will continue to move in the right direction. This includes continued growth in high-value solutions, expanding margins and positive free cash flow for next year.

Over the medium to long-term, GLPs will continue to drive favorable demand with new assets coming to market, the ongoing expansion of indications, and upcoming patent cliffs and new biosimilar launches. We have a long history of serving pharma and biotech customers and this is the natural evolution of any new therapeutic class. As we look beyond 2027, we expect to return to more normalized growth in 2028 underpinned by the strength of the broader biologics market.

The demand for injectable biologics remains strong, with more than 9,000 injectable assets in the global drug pipeline. These are in advanced stages undergoing clinical evaluation or registration. And more than 60% of those are biologics. Our strategy is firmly anchored in the higher-valued subsets of the market, and the business is positioned as a leader in biologic applications. Our strategy is unchanged, and we are progressing against our objectives.

Operator, we are ready for questions.

Q&A

Operator:

Thank you. This is the Chorus Call conference operator. We will now begin the Q&A session. Anyone who wishes to ask a question may press "*" and "1" on their touchtone telephone. To remove yourself from the question queue, please press "*" and "2."

First question is from David Windley, Jefferies.

David Windley:	Hi, good morning and good afternoon. Thank you for taking my questions. I wanted to try to first clarify on the variable compensation and then ask a follow-up. So, on the variable compensation, am I understanding correctly that, that's essentially a take-or-pay payment that the client is not using the committed volume and so you're getting consideration in lieu of that? If you can quantify that, I'd love to hear the number. And then as you think about...this is a follow-up. As you think about pursuing non-GLP1 volumes to backfill that, are those opportunities the same formats and the same products as what you would have been producing for your GLP1 clients? Thank you.

Marco Dal Lago:

So, Marco speaking, I'll start from the variable compensation. We cannot disclose the specific clause we have with each single customer and contract. However, what I can tell you is that in this case is related to lower volumes, and so the contractual protection we have in place, and basically, we are in line with what we said before. We have several contractual protections depending customer-by-customer, can be take-or-pay, minimum quantities, capacity reservation, CAPEX contribution or market share protection. In this case, in 2026 is related to lower volumes compared with the committed binding forecast. We cannot quantify for the reason I mentioned before. What I can tell you is that it is not relevant in the quarter or in the year.

Franco Stevanato:

Good morning, David. Franco speaking. Today, this reduction of this temporary demand is linked to particular to syringes…Nexa® syringes. We already started proactively to backfill this temporary headwind with our strong demand that we have in particular on the biologic and injection space. So today, we are really starting to do a good job in order to backfill most of this temporary headwind. We have already started to backfill.

On the top of this, what I would like to add is that more on the broader aspect of the biologic market, the demand is strong. And today, we have also a strong demand on Alba®, where we are adding capacity in Italy. We have strong demand on cartridges ready to fill both biologics and also in the GLP1s because we are starting to ramp-up our capacity for drug delivery systems. So, we have done a good job in order to backfill this capacity in order to maintain a low-single-digit in 2027 despite this temporary headwind.

David Windley:

Great. If I could ask one more clarification. In the statement that the variable compensation is not material to the quarter, I think you also are highlighting that you're taking some amount in the third quarter related to the second quarter. So, I guess both of those are relatively small. Is the size of those small, because the relative shortfall was small? Or is that more a result of where the protections kick in, because it looks like your GLP1 production in the quarter was materially below what you would have expected. Thanks for the last clarification.

Marco Dal Lago:

Again, I need to reiterate what I told you before. We cannot disclose the details about the clauses we have in each single contract. We have protections in place and in agreement with the customer, we started to recognize the amount in our P&L We are growing in the BDS Segment as expected. We are growing 12.2% organically in the 9 months. And for our long-term contracts, we have protection in place that…in this case, is not significant with respect to our revenue.

Operator:	Next question is from Avantika Dhabaria, Bank of America.

Avantika Dhabaria:

Thank you for the question. And then just to clarify on the GLP1 headwind, can you give us some more color on whether it's concentrated in a single customer or more widespread? And then I have a follow-up.

Franco Stevanato:	Yes, good morning. Yes, I confirm that this temporary headwind in 2027, is tied to one customer.

Avantika Dhabaria:

Got it. And then on the non-GLP1 biologics growth in 3Q, can you give us some color on what was the primary driver for the strong...was its strong volumes or existing programs? And how should we think about this growth going into 2027?

Franco Stevanato:

Yes. Thank you for the question. Today, Stevanato Group is extremely active in the biologics space. Biologics space is where there are many thousands of new molecules. We are talking about approximately more than 9,000 molecules that are in Phase II and Phase III in different therapeutic classes. We're talking about monoclonal antibody, biosimilar, mRNA applications, a wide range of biosimilars for multiple therapeutic areas like immunology, inflammatory, rare disease, and oncology. And Stevanato is actively working with several customers on a worldwide basis in order to validate our Alba® technology where we are investing capacity in Italy. We have a huge portfolio of new programs on cartridges ready-to-fill in different formats where we are heavily investing capacity in Piombino Dese and into Latina. Also, we have a big program in order to ramp-up capacity for our drug delivery strategy through our Alina® program in Germany and with our drug deliveries (CMO) that we are building up in our plant in Fishers. Overall, with this program that we have, we are able to backfill this temporary headwind that we are facing 2027. And despite this single customer, we will be able to be low-single-digit in 2027. And even more, we are confident that beyond 2027, we will normalize and we go back to our normalized growth.

Operator:	Next question is from Anna Snopkowski, KeyBanc.

Anna Snopkowski:

Hi, this is Anna Snopkowski on for Paul Knight. Thank you for taking my question. I have 2, but maybe to start on your device portfolio. You mentioned you're going to launch commercial volumes for the Alina® pen in the coming months. Do you think you could just remind us whether you support any commercial therapies today and what your pipeline looks like? And then maybe just your long-term view on the growth for delivery devices? And then I have one follow-up.

Franco Stevanato:

Good morning. Franco speaking. Yes, I'm confirming that we have received certain number of validation and registration in the first 6 months to our Alina® program, our IP product that we are going to produce in Germany, and we are ramping up capacity even more in the next years to come. We are waiting for other registration validations in the second part of the year, and we are directly engaged with a multiple number of customers and biosimilar customers in our liraglutide program, the other biologic application. So today is one of our strategies in Stevanato Group to not only serve our EZ-fill® platform, also provide our device program with priority number 1 through our IP where we are going to produce in our plant in Germany, and this will represent an incremental revenue generation in the next years to come. And also in parallel, we are working in a selective way withcertain big international customers to work in a sort of CMO business model. We have active programs that we will provide to our plant in Germany, even more in our plant in Fishers, we are ramping up a big department production for our big US client.

Anna Snopkowski:

Great. Thank you. And then maybe just a follow-up. Looking at 2027 growth, could you just walk us through your assumptions for the different segments as well as GLP1 growth? And are you assuming another year of declines on the Engineering side? Thank you.

Marco Dal Lago:

Maybe I'll start with some color about 2027. It's a little bit early. We will provide full guidance in the next earnings call in the beginning of March. However, what I can tell you is that visibility remains strong despite the lower-than-anticipated forecast from GLP we mentioned. We already launched action to backfill the capacity for 2027 that is mainly related to Nexa® syringes. And overall, the demand across injectable biologics is strong. And today, we are confident we will be able to cover most. As mentioned, year-to-date, we grew 13% in non-GLP1 biologics, giving us the confidence that we can backfill the GLP1 customer’stemporary weakness.

In particular, we see great traction on Alba®. We recently launched the Alba® industrial line following the strong demand we can see and the growth we had in the third quarter. We mentioned many times that for RTU cartridges, we are fully booked for most of 2027. For Nexa®, as mentioned, we started backfilling, being able to backfill most of the capacity for 2027.

And last but not least, you mentioned before that we are gaining traction with more and more visibility, our Alina® pen that is growing significantly compared with the current volume. So, our portfolio demonstrates that is strong, and we can leverage strong demand and visibility into the market.

Franco Stevanato:

If I can add a little bit more color, in particular in the BDS segment, in this year, also last year, we were able to deliver double-digit growth because, like Marco said, the biologic market, the demand is robust and we have a strong traction with our high-value product platform. Also, if you can go back also to our GLP1 is a phenomenal drug class and this will continue to grow in the next years to come. Today, if you look a little bit at the level of penetration, we are below 10% of the full worldwide patient penetration. And beside the 2 big originators, there are a lot of new customers coming on board. In Stevanato Group, we are active with more than 30 customers with more than 50 programs through most of our high-value products. So the message is that we are now facing a temporary headwind in 2027 that is going to adjust our growth based on our strategy. But if you look more at the medium-term projections in Stevanato Group, we are optimistic and confident that we are going in the good direction in improving revenue and also margin and the generation of cash.

Operator:	Next question is from Chad Wiatrowski, TD Cowen.

Chad Wiatrowski:

Hi everyone. It looks like Annex 1, European regulation, is contributing a couple hundred basis points to the market broadly in containment and components. So curious if you're seeing that, if there's any way you could help us quantify the tailwind. Is that helping in 2027? And then similar to that question, I guess, are you seeing the trend happen in the US as well, and is that a similar-sized market opportunity for you?

Franco Stevanato:

Yes. Today, this Annex 1 that we're starting to monitor carefully since 2 years, we see that it's going to give benefit to Stevanato to convince pharmaceutical customers to move into the EZ-fill® direction instead to continue to use bulk technology. I make an example on cartridges ready-to-fill, that historically, the cartridges were primarily spread across very few customers, only into insulin and anesthetic. Today, we see that this market demand is extended with a wide range of customers and different therapeutic classes in biologics, from 1ml, 3ml, 5mL, 10ml. So, we see that the adoption of EZ-fill® technology, in particular for cartridges and into vials is helping to boost our growth in this product category. Another example that we see that already some existing customers that have commercial products in bulk cartridges, they've decided to convert into ready-to-fill cartridges. So, we see that this will help to boost, increase our revenue in the future around our EZ-fill® product, in particular cartridges and vials.

Chad Wiatrowski:

Thanks. And then just on that one GLP1 customer, is this like a change in format? Is this going to zero for them, or is this more of like an oversupply and working down inventory? Can you just give a little bit more color on kind of the dynamics there without obviously disclosing the partner?

Franco Stevanato:

We cannot disclose information about our customers. What we can see that is a temporary headwind that we are facing is, we have to say that the GLP1 is at the beginning and it's quite common at the beginning of this launch of the product in the market that can have some temporary fluctuation. This is a traditional historical customer, it’ a market leader. I think that we are not concerned at all. We consider more a temporary headwind in 2027, not affected long-term range.

Operator:	Next question is from Larry Solow, CJS Securities.

Larry Solow:

Great. Thanks. Can I just to follow-up on that. Good morning and good afternoon, everybody. Following up on that question. What gives you the confidence, I know it's hard to answer, but that's a temporary headwind. I know you can't it's hard to give us any real color, but it doesn't sound like you've lost any share or anything with this customer. It sounds like the customer, it's customer-specific issues. What gives you that confidence that they're going to reinvigorate their demand or their growth? It feels like it's just perhaps your alignment with you may not be on the leading horse. There are 2 horses in this race, clearly, right? Perhaps your proportion is more on horse number 2 than horse number 1. I mean, that sounds like that's clearly the issue. I mean, I do not know if you can confirm that, but am I in the right direction there?

Franco Stevanato:

First of all, it is difficult for us because we cannot enter in the confidentiality of the contract we have with our customers. Usually, with our big international customers in general, we are protected with a long-term contract. We are covered by different agreements that can be by quantity, CAPEX contribution, take-or-pay formula, market share or certain binding forecasts that we agree. So, the nature of the partnership that we have enhance us to have a very clear, transparent relationship that is the nature of what Stevanato is doing since more than 20 to 30 years. So, we are not concerned that is that we are losing market share at all. Even more is the opposite. We see that the Stevanato Group is playing an active role in this GLP1 opportunity in the next years to come because we are well spread into the originators and also, we are active working in the medium term with 10s of program, like I mentioned to you. We have more than 30 active customers with more than 50 programs. And this is one of the reasons why we have really done a very good job inside organization to backfill this temporary headwind that we are going to face only in 2027.

Larry Solow:

Okay, that is fair. It sounds like…you are not losing share, but perhaps your customer has lost share. But I will leave it at that, I guess. I guess just to follow-up, you still had a pretty good quarter. This quarter, actually, your revenue was really strong with, you mentioned, a little lower GLP. You are not lowering the guidance for this year. Just as you look out to next year, I know you are not ready to break out GLP versus non-GLP1 sales, but are you seeing an acceleration on the non-GLP1 side?

Franco Stevanato:

Like already Marco mentioned before, today, we are happy about this solid Quarter 3 that we have delivered. We are on track to achieve our 2026 objective. Even more, if you look the pipeline that we have in biologics…the trend that we have in biologics, we have delivered plus 30% this quarter compared to last quarter. On the year-to-date basis, we are plus 13%. But it is the nature of the program that we have behind. We have many programs well spread…equally spread between Alba® technology, cartridges, ready-to-fill, vials ready-to-fill fill drug delivery systems. So, all this combination of element are going directly in the direction of the investment that we are doing in Italy, in Germany, and Fishers. This is the reason why we are confident that we will be able to backfill 2027 to deliver another growth in 2027, more soft than was our expectation. But even more, what is important, the sentiment that I want to pass to all of you, that our trajectory, the medium term, is intact because of the quantity of the program where Stevanato is engaged on biologic and also in GLP1.

Larry Solow:

Okay, great. Appreciate all that color. Just if I could squeeze one last one in. Great to see Fishers get to break even this quarter, at least on a gross profit level. Does the slowdown in GLPs, at least temporarily, does that kind of slow or maybe push out a little bit the ramp, particularly in Fishers, towards profitability?

Franco Stevanato:

The program of Fishers is on track. Our program is to be full up and running at the end of 2028 with our capacity expansion on syringes. We plan to add capacity for vials ready-to-fill that we are starting to do the first commercial revenue in this quarter. We will add also Alba® technology, and even more we are starting now to ramp up our big department for the device that will start to generate commercial revenue in 2027. Everything is on track and the demand is robust.

Operator:	Next question is from Mac Etoch, Stephens.

Mac Etoch:

Hey, good morning and thanks for taking my questions. Maybe just a couple from me. And following up on Anna's question earlier, I would love to just get a sense of what's going on within the underlying engineering order trends, just to kind of put a finer point on the trends that you are seeing there. Thanks.

Franco Stevanato:

On Engineering, like I mentioned, we…the team is making a good operational progress, like already mentioned in the several quarters. What we are doing in terms of supply chain, project management and technical department, we are going to do a good job. In the meantime, we are building a strong pipeline on new program. What we are facing and we are struggling is the delay in the conversion in orders. In fact, this is the reason why in this quarter we were lower compared to our expectations. This was due also in part of the delay of orders from a key customer that has also lowered the volume. They also have created some pressure in 2026 and also will do in 2027. So overall, from an operational point of view, we are fine, we are on track. Where we are struggling today is the conversion of the pipeline into orders. This is the reason why we have decided to review together with Marco the guidance for the outlook of 2026, and we have much more compensated with the BDS segment.

Mac Etoch:	Got it. And just to clarify, it sounds like outside of that single customer, things are kind of progressing as expected. It is just more of a 2027 outlook at this point?

Franco Stevanato:

We like I mentioned, from operational point of view, between our 2 plants in Italy, in Padua and Bologna, the plants in Denmark, we have achieved a meaningful operational improvement. The pipeline we have built with our sales organization is good. Where we are facing some delay is in the conversion into orders. This is the reason why. For what is related to 2027, despite also this new slowdown with one customer is that we are quite optimistic that we, at a certain point, this pipeline will translate in orders. But from the moment that we have the okay from the customer to go with Stevanato, we see because of the technicality, we talk about particularly special machine or assembly machine, sometimes it takes months to define the specification and to sign the order. This is where we are struggling at this moment.

Mac Etoch:	Got it. Thank you.

Operator:	Next question is from Doug Schenkel, UBS.

Doug Schenkel:

Good morning and thank you for taking my questions. Just 2 cleanups. With high-value solutions growing 1% and accounting for about 46% of Q3 sales, should we still be modeling mix of 47% to 48% for the year? And if so, which products or customer programs are going to drive that implied Q4 step-up? So that is the first one.

Second one is on backfilling most of the GLP1 shortfall. If you have done that already or you are on a path to do that, why is next year's growth target still below your longer-term outlook? I am just trying to get at how firm is the replacement revenue, and I guess by extension, how do those programs compare from a timing, visibility and profitability standpoint? Thank you.

Marco Dal Lago:

Thanks for the question, Doug. I will start with the high-value solutions. Yes, we reiterate our guidance from 47% to 48% as a percentage of revenue. It is normal for us in some quarterly fluctuations in the mix in high-value products. You are giving me the opportunity to clarify that we refer to better mix because we are gaining a lot of traction in products like Alba® and EZ-fill® cartridges that are very accretive for us. So that's why we refer also in Q3 to better mix. So we are confident and reiterating our guidance that is implying almost 50% high-value solutions in Q4. And the main drivers are again syringes, Nexa® syringes and EZ-fill® vials and cartridges for that.

Franco Stevanato:

Today, if I capture your second question, we believe it will be on the range of low-single-digit in 2027, because we have already backfilled most of these syringes. These are high-value product syringes, Nexa®, but we are not complete to have completed this backfill, because this is taking time. So, we have a strong pipeline of new customers coming, but we need also still some quarters to finalize additional validation for new programs. Just to give an order of magnitude, if it were for this temporary headwind, we believe we would have grown in line with our long-range plan of high-single-digit to low-double-digit in 2027. And again, the BDS segment is already delivering this performance since now close to 2 years.

Operator:	Next question is from Curtis Moiles, BNP Paribas.

Curtis Moiles:

Hi. Thank you for taking my questions. First, I just wanted to start on the other containment solutions. Maybe can you give a little bit of additional color on what drove that strong 23% growth there? It sounds like it wasn't related to the GLP1 compensation. So, any additional color would be good?

And then secondly, just on the BDS gross margin, can you maybe quantify the impact of the higher utility costs that were called out, and maybe is that expected to continue into Q4 and is sort year-over-year expansion in Q4 still a good assumption? Thank you.

Marco Dal Lago:

So, thanks for the question, Curtis. We start from other containment and delivery solutions. Q3 was stronger driven, we can see strong demand in bulk cartridges. We started to gain interaction with our CMO contracts for drug delivery system in Fishers. So, all overall in the quarter, other containment are growing. We also included in other containment the variable compensation because we decided to put there, because we did not deliver the product, and we didn't want to inflate our main KPIs, like high-value solutions and GLP1 revenue. So, contributed also this. But I was saying before, for high-value solutions, we can see quarterly fluctuation, and in Q4, we will talk about different mix and different figures.

The question about utilities, very clear. As you know very well, in Europe, the gas price went up significantly in Q3 and with that, also the energy price went up. We have a long-term relationship with our customers, with the adjusting price mechanism in place and fair discussions ongoing, but it's taking a little bit of time to adjust the prices when the increase is so sudden, I would say.

About Q4, it's a very good question. It depends, obviously, also the geopolitical situation. We are cautiously assuming that it will stay slightly above Q3 prices and it is embedded in our guidance. We had, let's say, similar experience in 2022 when the gas price went up significantly, and we are very confident we can manage the situation.

Operator:	Next question is from Albert Hu, Citi.

Albert Hu:

Perfect. Thanks for taking the question. So, you called this GLP headwind a temporary moderation in 2027. So, without this headwind, you also mentioned the year could be back to the LRP [ph]. So, does that mean the current expectation is for 2028 to be the LRP year that you're hitting as the GLP1 moderations lapse? And if you can remind us what that LRP algo I means for margins and EPS. Just want to make sure we get the timing here right. Appreciate it.

Franco Stevanato:

Besides the fact that we will, for what is related to the 2027 number, we will share on March and what is beyond 2027, based on the pipeline that we have, both in biologic, in GLP1, in other product, we would expect to return a more normalized growth beyond 2027 in terms of revenue and to be also in the trajectory of our strategy in order to reinforce our margin and generation of cash, to expand our high-value product.s Remember, during the Capital Markets Day, our goal was to be in high-single-digit, low-double-digit in terms of revenue, to run on a range of 29% to 30% of EBITDA, and to generate good cash flow in order to return from our investment. Today, we are still in this trajectory, looking the nature of the program that we have with our customer that are mostly into the high-value product range between Alba®, cartridges, ready-to-fill, Nexa®

syringes and drug delivery system, and vials ready-to-fill. So we are confirming this, our strategy.

Marco Dal Lago:	And as Franco mentioned.

Albert Hu:	Got it.

Marco Dal Lago:

We have several tools to further improve our profitability after doing it in 2025 and 2026. Particularly, we just reached breakeven in Fishers. Our plan is to keep on expanding profitability in Latina and Fishers, leveraging the capacity we install in high-value products. So, we can play different tools in order to further expand our profitability. That is our goal for the years to come.

Franco Stevanato:

In fact, last point, beside this moderate growth that we face temporary in 2027, based on the strategy and also the fact that we are bringing full potential, our big investment, we continue to be in the right direction also in 2027 to reinforce our…Expand our margin and to generate also better free cash flow in 2027.

Albert Hu:

Got it. Perfect. Thank you. And then maybe moving to on the margin side, it is nice to see Fishers hitting gross margins break-even here. Can you remind us what this now means for BDS margins? If you can walk us through how Fishers, Latina, given the progress in 3Q. How they play part in the margin algo this year. And then I guess, what does that set up BDS margins to be next year? Maybe just on the broader level thinking. Appreciate it.

Marco Dal Lago:

Well, it is too early to provide to you a full model for 2027, what we can tell you is that we have a clear plan for Fishers to fully ramp up at the end of 2028. We are installing there capacity with the large majority for high-value solutions, where the gross profit margin is from 40% to 70%, depending on the type of products. So over all, we expect Fishers to be accretive for the segment when fully ramped up. To get there, it will be a step-by-step, quarter-after-quarter improvement in operational KPIs and in financials, consequently. Today, as a reminder, we installed approximately 50% of the capacity in Fishers, and we are not using at full speed. So we can see month-after-month improvement in utilization and in further installation in value products, and we believe we will be able to reach the full capacity at the end of 2028.

Franco Stevanato:

Same is for Latina, that we are starting to produce Nexa® syringes since now 2 years. We are satisfied about the marginality that we are able to deliver in this high-value product in Latina. On the top of this, we are starting now to do the validation and the SAT of our RTU400 cartridges. That is a high-value product that will start to generate revenue in 2027. So, this is another element that will help to continue to grow in 2027.

Operator:	Next question is from Justin Bowers, Deutsche Bank.

Justin Bowers:

Hi, good afternoon/good morning. Just wanted to clarify a couple of comments that you've made thus far. So, one, if the GLP1s were not decelerating related to this one program, you would be growing within the LRP. So it sounds like this is the primary headwind. Is there any other headwinds, or is this it? Number1. Number2, I also want to clarify that this is isolated to the syringes and not any part of the portfolio.

Franco Stevanato:

So today, this temporary headwind that we are facing in 2027 is related to Nexa® syringes and we don't have up to now other headwinds in 2026 or 2027. I want to say maybe it's the reverse. The demand that we have in our high-value products is quite robust. Like I mentioned to you, we have a strong demand on cartridges, ready-to-fill. This is why we are blocked (booked) We are continuing to invest in capacity. The same is for the Alba® technology. Also, if you look also the capacity that we are building up for our device program, both Alina® and while we work in a CMO business model, also here, the capacity that we are put in place is driven by the demand from the customer. So, to your question, it's related to one customer, to the syringes is the only headwind that we are facing this moment.

Justin Bowers:

Thank you. I appreciate that. And then follow-up to that would be, it sounds like you have backfilled most of the demand. And I just want to confirm that that's just the timing of sort of the reason why it is not additive or fully replacing the growth next year, is just phasing and timing and customer acceptance and validation. So that is part 1. And then part 2 would be, if you did not have this headwind in GLP1, would you have enough capacity to meet the demand for the temporary headwind in GLPs and this additional demand that you are backfilling in other parts of biologics, or would that require you to add additional capacity?

Franco Stevanato:

Yes. So today, we have started to backfill most of this capacity with our syringes, and we have done a good job because we have backfilled with many customers in Nexa® syringes. It is also true that this requires some timing to fully recover all the capacity. I think we need also 2027 to backfill. We see that is only a temporary moment because looking ahead, the pipeline that we have in all our product portfolio in high-value products, we have robust demand that will enhance really to continue to grow in the next year on this range of high-single-digit to low-double-digit. Like I mentioned to you today, if it were not for this temporary headwind, there was no particular issue to continue to grow high-single-digit, and BDS segment most probably on double-digit is also true that if we were not with this customer, also Nexa® syringes, we were in a situation to be close to full capacity in this moment. But the sentiment that I want to pass to you, this is a temporary in 2027 that we have mostly backfilled, but because of the nature of the entity of this temporary headwind, it is going to take a little bit more quarters. Our goal is to normalize in 2028.

Marco Dal Lago:	And we have a plan to add capacity in Fishers as part of our plan. So to your question, our plan is matching the future capacity we have in our medium-term plan.

Operator:	Next question is from Anna Snopkowski, KeyBanc.

Anna Snopkowski:

Hi. Just one follow-up for me on the engineering side. I think you kind of touched on this with Mac's question earlier, but are the delayed orders you're seeing in engineering tied to the same GLP1 customer you mentioned? And would you consider any alternatives for engineering? Thank you.

Franco Stevanato:

Yes. The delay that we are facing and that will generate temporary headwind 2027, both in the BDS segment and engineering are tied to the same customer, correct. In the meantime, we have…like I mentioned to you before, a strong pipeline of new orders from existing international customers new customer, both in inspection assembly. The only point that we are struggling that is the conversion of this pipeline into confirm orders.

Operator:	Next question is from Matt Larew, William Blair.

Franco Stevanato:

What I can add more is today, what we are going to monitor more and more is in Stevanato Group is that in engineering segment, we are not where we were looking to be. We have performed some good operational progress, but we are still…We are not in the situation where we are looking. In fact, in Stevanato Group today, like I mentioned to you already last time, we continue to assess internally what is the best interest from strategic point of view in order to serve better our customers, and even more also to grow our portfolio in high-value solutions and expanding margins.

So, coming back to the Engineering, that we have to split the discussion into 2 parts. First, for what is related to our internal competitive advantages that we launched more than 30, 40 years, that is the internal technology that we developed for the group, internal glass converting, EZ-fill® technology, needle assembly. And this has enhanced Stevanato to take this strong position into the biologic space. Look at the development that we have done for Alba®, the development that we have done for our EZ-fill® cartridges, via ready-to-fill, aother programs that we are going to develop and patent.

The second aspect of the engineering division is the visual inspection and assembly business. That is good business, but they remain dilutive to our corporate margin. So, while this inspection and assembly is dilutive, is bringing also good value for the customer, we continue to assess inside of Stevanato Group what is the best for Stevanato.

Today, at the end of the day, we want to really, we are laser focus to meet the need of our customers, in particular for everything that is related to injectable space and even more to reposition our product to high-value product. We continue to assess this. If you look also what we have done months ago, we have announced that we have divested the California plants. Today, our goal is more and more to focalize all our organization in order to be the best partner for our biologic space, and even more to really reposition our product.

Lisa Miles:	Operator, any last questions?

Operator:	We have no more questions registered at this time. The floor is back to you for any closing remarks.

Lisa Miles:	I just want to thank everyone for joining the Stevanato Group third quarter 2026 earnings call, and we look forward to future engagements. Have a good day.